Exhibit 99.5

Celestica

Turning vision into reality

Chief Executive Officer's
Letter to Shareholders
2009

Turning vision into reality

Craig Muhlhauser

President and Chief Executive Officer

Dear Shareholder,

In 2009, Celestica delivered one of its strongest operational and financial performances, despite the global recession.

We led our North American peers in return on invested capital (ROIC)*, while improving both adjusted gross margin* and operating margin (EBIAT)*, generating free cash flow* and finishing the year with an exceptionally strong balance sheet.

Based on our strong financial position, we believe we have a solid platform for growth. Our relentless focus on operational efficiency and our strong supply chain network have enabled us to deliver innovative supply chain solutions that address the needs of our customers and generate value for our shareholders.

We have a clear vision for the future and a plan to drive continued operational and financial improvement.

2009 Financial Highlights

Revenue for 2009 was $6.1 billion, a decrease of 21% from $7.7 billion in 2008. Each of our major end markets experienced year-over-year declines, except our consumer segment, which was relatively flat as a result of our growth in smartphones.

GAAP net earnings for 2009 were $55.0 million, or $0.24 per share, compared to a GAAP net loss of $720.5 million, or $3.14 per share, for 2008. The GAAP net loss in 2008 was primarily a result of an $850.5 million, or $3.71 per share, write-off for impairment of goodwill. Adjusted net earnings* for 2009 were $158.5 million, or $0.69 per share, compared to $204.2 million, or $0.89 per share, in 2008.

Adjusted gross margin as a percentage of revenue improved to 7.4%, compared to 7.1% in 2008, primarily a reflection of continued operational improvements.

We were diligent in reducing operating expenses in 2009, with selling, general and administrative (SG&A) expenses decreasing by 16%, or approximately $50 million, to $244.5 million, compared to 2008. The decrease in SG&A for 2009 was primarily a result of lower foreign exchange losses and a reduction in overall costs.

In 2009, Celestica continued its leadership position in ROIC. Our strong performance culminated in the fourth quarter when our ROIC reached 27.5% — the best in the company’s history. A key driver of this success has been our quarterly inventory turnover*, where we have led our North American peers for the past two years.

We also finished 2009 with an exceptionally strong balance sheet. We repaid approximately $500 million of debt in 2009, and we were still able to grow our net cash position by 50% to over $700 million at December 31, 2009, representing one of the strongest net cash positions in our industry. Together with the redemption of our remaining $223 million of debt in March 2010, we expect an estimated annual savings of more than $30 million in net interest expense.

Overall, our results were very strong in 2009, and I would like to thank all of Celestica’s employees, who number over 30,000, for their unwavering passion and commitment to delivering this performance.

Outlook

As we look to 2010 and beyond, our vision is to become the undisputed industry leader. Being the leader doesn’t necessarily mean being the biggest — it means being the best performing company for our customers, while delivering industry-leading financial returns.

For 2010, we will begin turning this vision into reality by raising the bar in operational performance, securing higher-value customer opportunities, investing for growth and strengthening our organization through employee empowerment.

We have established financial targets that we will be working towards over the next three years. The targets include achieving a compound annual revenue growth rate of 6% to 8%, achieving annual operating margins of 3.5% to 4.0%, generating annual ROIC of greater than 20%, and generating annual free cash flow of between $100 million and $200 million.

We are focused on continuing to deliver flawless new customer program launches and achieving best-in-class benchmarks in operational performance. Our goal is to rank first or second on our customers’ performance scorecards. We intend to leverage information technology and business analytics to achieve the speed, flexibility and transparency that will drive further improvements in innovation, productivity and responsiveness for our customers.

As we work towards achieving these goals, we will continue to focus on investment opportunities that deliver profitable growth, expand our capabilities and support our financial objectives. We plan to strengthen our capabilities in design, engineering and after-market services so that we can offer our customers innovative solutions across their entire supply chain. We also plan to grow our business in targeted end markets, including commercial aerospace and defense, healthcare, industrial and green technology, while continuing to pursue higher-value opportunities with existing customers.

Investing in our people and empowering them to deliver innovative solutions for our customers is paramount to our continued success. We firmly believe that it is our employees that differentiate Celestica in the marketplace and, therefore, we are focused on maintaining what we believe are industry-leading levels of employee engagement.

While we operate in a fiercely competitive industry, we enter 2010 confident, highly motivated and with an exceptionally strong financial position to compete and win in the markets we serve. We are committed to becoming the undisputed industry leader by enabling our customers’ success and by delivering improved financial returns for our shareholders.

Craig H. Muhlhauser

President and Chief Executive Officer

*Adjusted net earnings, adjusted gross margin, operating margin (EBIAT), ROIC, free cash flow and inventory turns are non-GAAP measures without any standardized meaning prescribed by Canadian or U.S. GAAP and are not necessarily comparable to similar measures presented by other companies. Information regarding these non-GAAP measures, including comparable GAAP measures, if any, can be found on the following ‘Financial highlights’ table and in Celestica’s 2009 Management’s Discussion and Analysis.

How we will make our vision a reality

Invest for growth	Secure higher-value customer opportunities

“To grow our company, we will focus on profitable and strategic investment opportunities.”	“We will grow our business in new markets and expand the services we deliver to our customers.”

Raymond Wu	Monica Bragado
Finance	Business Development
Suzhou, China	Valencia, Spain

Drive employee empowerment	Raise the bar in operational performance

“We empower our employees so that they are able to make informed decisions that drive success for our customers.”	“Our goal is to achieve industry-leading performance in all operational metrics consistently across the Celestica network.”

Glen McIntosh	Yee Soontiraratn
Global Customer Unit	Operations
Toronto, Canada	Laem Chabang, Thailand

Financial highlights*

(in millions of U.S. dollars, except per share amounts)	2009	2008	2007	2006	2005
Operations
Revenue	$6,092.2	$7,678.2	$8,070.4	$8,811.7	$8,471.0
GAAP gross margin %	7.1%	6.9%	5.2%	5.1%	5.7%
Adjusted gross margin % (1)(2)	7.4%	7.1%	5.3%	5.2%	5.8%
GAAP selling, general and administrative expenses (SG&A) %	4.0%	3.8%	3.4%	3.0%	3.2%
Adjusted SG&A % (1)(2)	3.7%	3.6%	3.3%	2.9%	3.0%
EBIAT (1)(3)	$211.1	$250.7	$140.5	$182.2	$210.8
EBIAT % or operating margin (1)(3)	3.5%	3.3%	1.7%	2.1%	2.5%
Effective tax rate %	8.9%	-0.7%	293.0%	-10.7%	-83.5%
GAAP net earnings (loss)	$55.0	$(720.5)	$(13.7)	$(150.6)	$(46.8)
GAAP net earnings (loss) per share — diluted	$0.24	$(3.14)	$(0.06)	$(0.66)	$(0.21)
Adjusted net earnings (1)(5)	$158.5	$204.2	$68.5	$104.4	$139.9
Adjusted net earnings % (1)(5)	2.6%	2.7%	0.8%	1.2%	1.7%
Adjusted net earnings per share — diluted (1)(4)(5)	$0.69	$0.89	$0.30	$0.46	$0.61

Balance sheet data
Cash	$937.7	$1,201.0	$1,116.7	$803.7	$969.0
Total current assets	$2,542.8	$3,171.8	$2,999.6	$3,120.8	$3,258.4
Total current liabilities	$1,519.8	$1,568.2	$1,446.6	$1,725.9	$1,770.3
Working capital, net of cash (6)	$245.2	$307.7	$300.7	$489.6	$395.6
Free cash flow (1)(7)	$223.7	$127.1	$306.5	$(147.2)	$110.7
Long-term debt (8)	$222.8	$733.1	$758.5	$750.8	$751.4
Shareholders’ equity	$1,475.8	$1,365.5	$2,118.2	$2,094.6	$2,214.4

Key ratios
Days sales outstanding (1)(9)	51	46	42	42	41
Inventory turns (1)(9)	8x	9x	8x	7x	7x
Cash cycle days (1)(9)	37	33	40	39	39
ROIC (1)(10)	22.0%	14.6%	6.7%	8.2%	9.3%
Debt to capital (8)	13.1%	34.9%	26.4%	26.4%	25.3%

Weighted average shares outstanding
Basic (in millions)	229.5	229.3	228.9	227.2	226.2
Diluted (in millions) (4)	230.9	229.3	228.9	227.2	226.2
Total shares outstanding at December 31 (in millions)	229.5	229.2	228.8	227.8	226.3

EBIAT calculation (1)(3)
GAAP net earnings (loss)	$55.0	$(720.5)	$(13.7)	$(150.6)	$(46.8)
Add: net interest expense and accretion on convertible debt	35.0	42.5	51.2	62.6	49.8
Add: amortization of intangible assets (except amortization of computer software)	8.8	15.1	21.3	27.0	28.4
Add: integration costs related to acquisitions	—	—	0.1	0.9	0.6
Add: other charges	68.0	885.2	47.6	211.8	130.9
Add: stock-based compensation expense (11)	38.9	23.4	13.2	16.0	26.6
Tax impact of above and tax write-offs/recoveries	5.4	5.0	20.8	14.5	21.3
EBIAT (1)(3)	$211.1	$250.7	$140.5	$182.2	$210.8

Adjusted net earnings calculation (1)(5)
GAAP net earnings (loss)	$55.0	$(720.5)	$(13.7)	$(150.6)	$(46.8)
Add: amortization of intangible assets (except amortization of computer software)	8.8	15.1	21.3	27.0	28.4
Add: integration costs related to acquisitions	—	—	0.1	0.9	0.6
Add: other charges	68.0	885.2	47.6	211.8	130.9
Add: stock-based compensation expense (11)	38.9	23.4	13.2	16.0	26.6
Tax impact of above and tax write-offs/recoveries	(12.2)	1.0	—	(0.7)	0.2
Adjusted net earnings (1)(5)	$158.5	$204.2	$68.5	$104.4	$139.9

*                 The financial highlights data is prepared in accordance with Canadian GAAP. See notes 1 and 2(s) to the consolidated financial statements.

(1)              Management uses non-GAAP measures to assess operating performance. Non-GAAP measures do not have any standardized meaning prescribed by Canadian or U.S. GAAP and are not necessarily comparable to similar measures presented by other companies. Non-GAAP measures are not a measure of performance under Canadian or U.S. GAAP and should not be considered in isolation or as a substitute for any standardized measure prepared in accordance with Canadian or U.S. GAAP.

Beginning in 2009, we revised the definition of the following non-GAAP measures - adjusted net earnings, return on invested capital, operating margin (EBIAT), adjusted gross margin and adjusted SG&A - to exclude (in addition to the items excluded under the previous definition) all stock-based compensation expense. These non-GAAP measures, including comparables for prior periods, reflect the revised definition, unless otherwise specified.

(2)              Management uses adjusted gross margin and adjusted SG&A to assess operating performance. Adjusted gross margin is calculated by dividing adjusted gross profit by revenue. Adjusted gross profit is calculated by excluding total stock-based compensation from GAAP gross profit. Adjusted SG&A percentage is calculated by dividing adjusted SG&A by revenue. Adjusted SG&A is calculated by excluding total stock-based compensation from GAAP SG&A.

(3)              Management uses EBIAT or EBIAT % (operating margin) as a measure to assess operating performance. Excluded from EBIAT are the effects of other charges, most significantly the write-down of goodwill and long-lived assets, gains or losses on the repurchase of shares or debt, and the related income tax effect of these adjustments, and any significant deferred tax write-offs or recoveries. We also exclude the following recurring charges: restructuring costs, total stock-based compensation (including option and restricted stock expense), amortization of intangible assets (except amortization of computer software), interest expense or income, and the related income tax effect of these adjustments. Management believes EBIAT, which isolates operating activities before interest and taxes, is an appropriate measure for management, as well as investors, to compare the company’s operating performance from period-to-period. The company has provided a reconciliation of EBIAT to Canadian GAAP net earnings (loss).

(4)              For purposes of calculating diluted adjusted net earnings per share for 2005, 2006, 2007, 2008 and 2009, the weighted average number of shares outstanding, in millions, was 227.9, 228.0, 229.0, 229.6 and 230.9, respectively.

(5)              Management uses adjusted net earnings as a measure of enterprise-wide performance. Adjusted net earnings do not include the effects of other charges, most significantly the write-down of goodwill and long-lived assets, gains or losses on the repurchase of shares or debt, and the related income tax effect of these adjustments, and any significant deferred tax write-offs or recoveries. We also exclude the following recurring charges: restructuring costs, total stock-based compensation (including option and restricted stock expense), the amortization of intangible assets (except amortization of computer software), and the related income tax effect of these adjustments. Management believes adjusted net earnings is a useful measure for management, as well as investors, to facilitate period-to-period operating comparisons at the company and with its major North American EMS competitors. The company has provided a reconciliation of adjusted net earnings to Canadian GAAP net earnings (loss).

(6)              Working capital, net of cash, is calculated as accounts receivable and inventory less accounts payable and accrued liabilities.

(7)              Management uses free cash flow as a measure to assess cash flow performance. Free cash flow is calculated as cash generated from operations less capital expenditures (net of proceeds from the sale of surplus property and equipment). Management believes that free cash flow is an appropriate measure for management, as well as investors, to compare cash flow performance from period-to-period. There is no comparable measure under GAAP.

(8)              Calculated as debt/capital. Debt consists of long-term debt. Capital includes total shareholders’ equity and long-term debt.

(9)              Days sales outstanding is calculated by dividing average accounts receivable by average daily revenue. We use a five-point average to calculate average accounts receivable for the year.

Inventory turns is calculated by dividing cost of sales for the year by average inventory. We use a five-point average to calculate average inventory for the year.

Cash cycle days is calculated as the sum of days in accounts receivable and inventory, less the days in accounts payable (A/P). Beginning in 2009, we excluded accrued liabilities from the average A/P balance when calculating A/P days. We made this change to better align our definition of cash cycle days with that used by some of our major North American EMS competitors. We recalculated our cash cycle days for prior periods to reflect this change.

(10)        Management uses ROIC as a measure to assess the effectiveness of the invested capital it uses to build products or provide services to its customers. The ROIC metric used by the company includes operating margin, working capital management and asset utilization. ROIC is calculated by dividing EBIAT by average net invested capital. Net invested capital consists of total assets less cash, accounts payable, accrued liabilities and income taxes payable. We use a five-point average to calculate average net invested capital for the year. Management believes ROIC is an appropriate metric for management, as well as investors, to compare operating performance from period-to-period.

(11)        Stock-based compensation expense for 2005 includes $6.8 million for the option exchange program.

Our commitment to corporate social responsibility

Celestica 844 Don Mills Road Toronto, Ontario Canada M3C 1V7

www.celestica.com

“Protecting and empowering people. Respecting the environment Giving back to the community. Working with responsible partners. Our commitment to corporate social responsibility is pervasive in all we do.”

- Craig Muhlhauser, President and Chief Executive Officer

Our dedication to exemplary corporate citizenship is not only a key element of Celestica’s corporate culture, it also helps to drive our business success. Our customers trust that we uphold strong ethics and values. We believe that our employees should act as a solid extension of our customers’ brands by helping to make the communities where we live and work a better place.

In every country in which we operate, our employees take pride in Celestica’s contributions as a socially responsible organization. They demonstrate their support for our global programs and enable us to continuously improve upon our efforts. Through their support and actions, our employees ensure that Celestica maintains a safe, positive and ethical work environment, supports local communities and respects the environment.

In 2010, we are launching our first integrated Corporate Social Responsibility Information Package. Available on our website, this package includes our Corporate Social Responsibility Report, Environmental Sustainability Report and Business Conduct Governance Policy.  These documents outline our high standards for business ethics, the policies that we value and uphold, the progress we have made as a socially responsible organization and the key milestones we are working to achieve in 2010.

To view our Corporate Social Responsibility Information Package, please visit our website at www.celestica.com

Celestica Safe Harbour and Fair Disclosure Statement: This letter contains forward-looking statements related to our future growth, trends in our industry, our financial and/or operational results including those relating to the redemption of our long-term debt and the expected benefits of such redemption, our financial or operational performance and financial targets. Such forward-looking statements are predictive in nature, and may be based on current expectations, forecasts or assumptions involving risks and uncertainties that could cause actual outcomes and results to differ materially from the forward-looking statements themselves. Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” or similar expressions, or may employ such future or conditional verbs as “may”, “will”, “should” or “would” or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context. Forward-looking statements are not guarantees of future performance. The risks and uncertainties referred to above include, but are not limited to: the effects of price competition and other business and competitive factors generally affecting the electronics manufacturing services industry, including changes in the trend for outsourcing; our dependence on a limited number of customers and end markets; variability of operating results among periods; the challenges of effectively managing our operations during uncertain economic conditions, including significant changes in demand from our customers as a result of an uncertain or weak economic environment; our inability to retain or expand our business due to execution problems resulting from significant headcount reductions, plant closures and product transfer activities; the challenge of responding to changes in customer demand; the delays in the delivery and/or general availability of various components and materials used in our manufacturing process; our dependence on industries affected by rapid technological change; our ability to successfully manage our international operations; the challenge of managing our financial exposures to foreign currency fluctuations; and the risk of potential non-performance by counterparties, including but not limited to financial institutions, customers and suppliers. Our forward-looking statements are also based on various assumptions which management believes are reasonable under the current circumstances, but may prove to be inaccurate, and many of which involve factors that are beyond the control of the Company. The material assumptions may include the following: forecasts from our customers, which range from 30 days to 90 days; timing and investments associated with ramping new business; general economic and market conditions; currency exchange rates; pricing and competition; anticipated customer demand; supplier performance and pricing; commodity, labor, energy and transportation costs; operational and financial matters; technological developments; and the timing and execution of our restructuring plan. These assumptions are based on management’s current views with respect to current plans and events, and are and will be subject to the risks and uncertainties discussed above. These and other risks and uncertainties, as well as other information related to the company, are discussed in the Company’s various public filings at www.sedar.com and www.sec.gov, including our Form 20-F and subsequent reports on Form 6-K filed with the U.S. Securities and Exchange Commission and our Annual Information Form filed with the Canadian securities regulators, or by contacting Celestica Investor Relations at contactus@celestica.com. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Except as required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Note that this letter also refers to certain non-GAAP financial measures. The description of these measures can be found in the “Financial highlights” table. Additional corresponding GAAP information and reconciliation to the non-GAAP measures are included in the Company’s quarterly press releases which are available at www.celestica.com.

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